UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras financial performance in 1Q24

Main highlights:

  Consistent results: adjusted EBITDA of US$ 12.1 billion, Operating Cash Flow (FCO) of US$ 9.4 billion and Net profit of US$ 4.8 billion
  Financial debt at US$ 27.7 billion, the lowest level since 2010. Gross debt is under control at US$61.8 billion, within the range established in our Strategic Plan.
  Return to society with payment of R$ 68.2 billion in taxes.
  In line with our commitment to distributing the results generated and the company's financial sustainability, shareholder remuneration for 1Q24 totaled R$ 14.60 billion, including R$ 1.15 billion in share buybacks and R$ 13.45 billion in dividends and interest on capital.
  Production milestone in Búzios: cumulative production of 1 billion barrels of oil with five platforms: P-74, P-75, P-76, P-77, and Almirante Barroso.
  High utilization of the refining facilities with value generation: utilization factor reached 92% with a yield of 67% for diesel, jet fuel, and gasoline.
  Expansion of the offer of more sustainable products: start of marketing of R5 diesel with renewable content and establishment of a partnership for the sale of CAP Pro W asphalt.
  Acquisition of I-RECs (Renewable Energy Certificates): certifies that all the electricity acquired by Petrobras for the development of its activities has been generated by renewable sources (neutrality of scope 2 emissions in 2023).

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 1Q24 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information in accordance with International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) and revised by independent auditors.

2

Main items *

Table 1 – Main items

				Variation (%)
US$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Sales revenues	23,768	27,107	26,771	(12.3)	(11.2)
Gross profit	12,257	14,654	14,113	(16.4)	(13.2)
Operating expenses	(3,273)	(6,632)	(2,560)	(50.6)	27.9
Consolidated net income (loss) attributable to the shareholders of Petrobras	4,782	6,259	7,341	(23.6)	(34.9)
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	4,816	8,288	7,392	(41.9)	(34.8)
Net cash provided by operating activities	9,386	11,669	10,347	(19.6)	(9.3)
Free cash flow	6,547	8,073	7,916	(18.9)	(17.3)
Adjusted EBITDA	12,127	13,470	13,956	(10.0)	(13.1)
Recurring adjusted EBITDA *	12,425	14,985	14,554	(17.1)	(14.6)
Gross debt (US$ million)	61,838	62,600	53,349	(1.2)	15.9
Net debt (US$ million)	43,646	44,698	37,588	(2.4)	16.1
Net debt/LTM Adjusted EBITDA ratio	0.86	0.85	0.58	1.2	48.3
Average commercial selling rate for U.S. dollar	4.95	4.95	5.19	−	(4.6)
Brent crude (US$/bbl)	83.24	84.05	81.27	(1.0)	2.4
Domestic basic oil by-products price (US$/bbl)	96.13	104.30	109.53	(7.8)	(12.2)
TRI (total recordable injuries per million men-hour frequency rate)	0.61	0.80	0.77	(23.8)	(20.8)
ROCE (Return on Capital Employed)	10.4%	11.2%	15.7%	-0,8 p.p.	-5,3 p.p.

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

3

Consolidated results

Net revenues

Table 2 – Net revenues by products

				Variation (%)
US$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Diesel	7,076	8,685	8,305	(18.5)	(14.8)
Gasoline	3,205	3,428	3,694	(6.5)	(13.2)
Liquefied petroleum gas (LPG)	758	784	929	(3.3)	(18.4)
Jet fuel	1,184	1,338	1,406	(11.5)	(15.8)
Naphtha	427	480	478	(11.0)	(10.7)
Fuel oil (including bunker fuel)	344	324	286	6.2	20.3
Other oil products	1,019	1,064	1,084	(4.2)	(6.0)
Subtotal oil products	14,013	16,103	16,182	(13.0)	(13.4)
Natural gas	1,322	1,325	1,526	(0.2)	(13.4)
Crude oil	1,229	1,478	1,350	(16.8)	(9.0)
Renewables and nitrogen products	31	32	21	(3.1)	47.6
Revenues from non-exercised rights	140	215	220	(34.9)	(36.4)
Electricity	128	234	110	(45.3)	16.4
Services, agency and others	247	262	244	(5.7)	1.2
Total domestic market	17,110	19,649	19,653	(12.9)	(12.9)
Exports	6,398	7,260	6,741	(11.9)	(5.1)
Crude oil	4,911	5,202	5,547	(5.6)	(11.5)
Fuel oil (including bunker fuel)	1,322	1,380	1,034	(4.2)	27.9
Other oil products and other products	165	678	160	(75.7)	3.1
Sales abroad (*)	260	198	377	31.3	(31.0)
Total foreign market	6,658	7,458	7,118	(10.7)	(6.5)
Total	23,768	27,107	26,771	(12.3)	(11.2)
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In 1Q24, net revenue fell 12% compared to 4Q23, mainly influenced by lower revenue from diesel sales in the domestic market and exports.

The reduction in revenue from oil products in the domestic market was mainly due to lower prices, the seasonality of consumption, the increase in the biodiesel content in the diesel blend and the loss of competitiveness of gasoline to hydrated ethanol.

The lower revenue from the sale of oil on the domestic market resulted from lower sales volumes for Acelen, alongside lower prices.

In 1Q24, there was a drop in export revenues, with lower volume of gasoline exports and lower prices for oil exports. This reduction is mainly attributed to the devaluation of international prices when exports were carried out, to gasoline quality change operations in 4Q23 and maintenance stoppages in the quarter.

* Managerial information (non-revised).

4

Cost of goods sold *

Table 3 – Cost of goods sold

				Variation (%)
US$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Acquisitions	(3,508)	(4,042)	(4,885)	(13.2)	(28.2)
Crude oil imports	(1,881)	(2,328)	(2,668)	(19.2)	(29.5)
Oil products imports	(1,074)	(1,200)	(1,811)	(10.5)	(40.7)
Natural gas imports	(553)	(514)	(406)	7.6	36.2
Production	(7,570)	(7,961)	(7,155)	(4.9)	5.8
Crude oil	(6,404)	(6,568)	(6,249)	(2.5)	2.5
Production taxes	(2,672)	(3,338)	(2,710)	(20.0)	(1.4)
Other costs	(3,732)	(3,230)	(3,539)	15.5	5.5
Oil products	(701)	(832)	(440)	(15.7)	59.3
Natural gas	(465)	(561)	(466)	(17.1)	(0.2)
Production taxes	(125)	(121)	(92)	3.3	35.9
Other costs	(340)	(440)	(374)	(22.7)	(9.1)
Services, electricity, operations abroad and others	(433)	(450)	(618)	(3.8)	(29.9)
Total	(11,511)	(12,453)	(12,658)	(7.6)	(9.1)

In 1Q24, lower sales volume was the predominant factor for the reduction in costs of goods sold. There were also lower costs with imports, mainly of oil, and a reduction in the costs of government take in oil production, following the devaluation of prices in the formation of stocks.

Operating expenses

Table 4 – Operating expenses

				Variation (%)
US$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Selling, General and Administrative Expenses	(1,780)	(1,783)	(1,578)	(0.2)	12.8
Selling expenses	(1,333)	(1,329)	(1,221)	0.3	9.2
Materials, third-party services, freight, rent and other related costs	(1,120)	(1,146)	(1,026)	(2.3)	9.2
Depreciation, depletion and amortization	(173)	(143)	(150)	21.0	15.3
Allowance for expected credit losses	(10)	(8)	(21)	25.0	(52.4)
Employee compensation	(30)	(32)	(24)	(6.3)	25.0
General and administrative expenses	(447)	(454)	(357)	(1.5)	25.2
Employee compensation	(292)	(289)	(229)	1.0	27.5
Materials, third-party services, rent and other related costs	(120)	(129)	(102)	(7.0)	17.6
Depreciation, depletion and amortization	(35)	(36)	(26)	(2.8)	34.6
Exploration costs	(135)	(154)	(157)	(12.3)	(14.0)
Research and Development	(183)	(214)	(154)	(14.5)	18.8
Other taxes	(140)	(247)	(200)	(43.3)	(30.0)
Impairment (losses) reversals, net	9	(2,198)	(3)	−	−
Other income and expenses, net	(1,044)	(2,036)	(468)	(48.7)	123.1
Total	(3,273)	(6,632)	(2,560)	(50.6)	27.9

In 1Q24, operating expenses reduced 51% compared to 4Q23, mainly reflecting lower impairment expenses and the result from the abandonment of areas that occurred in 4Q23.

Adjusted EBITDA

In 1Q24, Adjusted EBITDA reached US$12.1 billion, 10% lower compared to 4Q23, influenced by lower sales volumes of oil and oil products and the reduction in the price of oil and diesel margins. These effects were partially offset by lower operating expenses, especially the result from the abandonment of areas that occurred in 4Q23.

5

Financial results

Table 5 – Financial results

				Variation (%)
US$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Finance income	552	588	465	(6.1)	18.7
Income from investments and marketable securities (Government Bonds)	432	446	333	(3.1)	29.7
Other finance income	120	142	132	(15.5)	(9.1)
Finance expenses	(1,072)	(1,047)	(844)	2.4	27.0
Interest on finance debt	(554)	(549)	(541)	0.9	2.4
Unwinding of discount on lease liability	(547)	(532)	(358)	2.8	52.8
Discount and premium on repurchase of debt securities	−	(2)	−	−	−
Capitalized borrowing costs	376	363	271	3.6	38.7
Unwinding of discount on the provision for decommissioning costs	(272)	(210)	(212)	29.5	28.3
Other finance expenses	(75)	(117)	(4)	(35.9)	1775.0
Foreign exchange gains (losses) and indexation charges	(1,419)	754	(243)	−	484.0
Foreign exchange gains (losses)	(881)	880	797	−	−
Reclassification of hedge accounting to the Statement of Income	(697)	(773)	(1,154)	(9.8)	(39.6)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(70)	129	(32)	−	118.8
Legal agreement with Eletrobras - compulsory loans	−	236	−	−	−
Recoverable taxes inflation indexation income	49	91	64	(46.2)	(23.4)
Other foreign exchange gains and indexation charges, net	180	191	82	(5.8)	119.5
Total	(1,939)	295	(622)	−	211.7

In 1Q24, the financial result was negative at US$ 1.9 billion, compared to a positive result of US$ 0.3 billion in 4Q23. This financial result was primarily impacted by the loss from the FX variation of the BRL against the USD, which depreciated by 3.2% in 1Q24 (from R$ 4.84/US$ on 12/31/23 to R$ 5.00/US$ on 03/31/24), and by the absence of revenue from monetary restatement related to the legal agreement with Eletrobras in 4Q23.

Net profit (loss) attributable to Petrobras shareholders

In 1Q24, net profit was US$4.8 billion, compared to US$6.3 billion in 4Q23. This result is mainly attributed to lower sales volumes and a decrease in oil price and diesel margins. Additionally, the result was impacted by worse financial results due to the depreciation of the Brazilian Real against the US Dollar. These effects were partially offset by the reduction in operating expenses and income tax.

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

In 1Q24, we did not have a relevant impact from non-recurring items. Excluding such items, net profit would remain at the same level of US$4.8 billion. Meanwhile, Adjusted EBITDA suffered a negative impact of US$0.3 billion, mainly due to losses from contingencies. Excluding this effect, Adjusted EBITDA would have reached US$12.4 billion.

6

Special items

Table 6 – Special items

				Variation (%)
US$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Net income	4,805	6,282	7,370	(23.5)	(34.8)
Non-recurring items	(62)	(3,071)	(77)	(98.0)	(19.5)
Non-recurring items that do not affect Adjusted EBITDA	236	(1,556)	521	−	(54.7)
Impairment of assets and investments	26	(2,208)	(2)	−	−
Gains and losses on disposal / write-offs of assets	162	145	496	11.7	(67.3)
Results from co-participation agreements in bid areas	48	237	27	(79.7)	77.8
Discount and premium on repurchase of debt securities	−	34	−	−	−
Legal agreement with Eletrobras - compulsory loans	−	236	−	−	−
Other non-recurring items	(298)	(1,515)	(598)	(80.3)	(50.2)
Voluntary Separation Plan	(2)	2	3	−	−
Collective bargaining agreement	(3)	(211)	−	(98.6)	−
Amounts recovered from Lava Jato investigation	5	10	89	(50.0)	(94.4)
Gains / (losses) on decommissioning of returned/abandoned areas	(7)	(1,179)	−	(99.4)	−
Gains / (losses) related to legal proceedings	(281)	(125)	(254)	124.8	10.6
Equalization of expenses - Production Individualization Agreements	(10)	(12)	(17)	(16.7)	(41.2)
Compensation for the termination of a vessel charter agreement	−	−	(317)	−	−
Export tax on crude oil	−	−	(102)	−	−
Net effect of non-recurring items on IR / CSLL	29	1,042	26	(97.2)	11.5
Recurring net income	4,838	8,311	7,421	(41.8)	(34.8)
Shareholders of Petrobras	4,816	8,288	7,392	(41.9)	(34.8)
Non-controlling interests	22	23	29	(4.3)	(24.1)
Adjusted EBITDA	12,127	13,470	13,956	(10.0)	(13.1)
Non-recurring items	(298)	(1,515)	(598)	(80.3)	(50.2)
Recurring Adjusted EBITDA	12,425	14,985	14,554	(17.1)	(14.6)

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

7

Capex

Table 7 - Capex

				Variação (%)
US$ milhões	1T24	4T23	1T23	1T24 X 4T23	1T24 X 1T23
Exploração & Produção	2,472	2,752	2,040	(10.2)	21.2
Refino, Transporte e Comercialização	362	530	342	(31.7)	5.7
Gás e Energias de Baixo Carbono	108	134	33	(19.7)	227.2
Outros	101	142	67	(28.7)	51.1
Subtotal	3,043	3,558	2,482	(14.5)	22.6
Bônus de assinatura	−	−	−	−	−
Total	3,043	3,558	2,482	(14.5)	22.6

In 1Q24, capex totaled US$ 3.0 billion.

In the Exploration and Production segment, capex totaled US$ 2.5 billion, 21% higher than in 1Q23, due to increased investments in the development of major projects that will sustain the production curve over the next few years. In 1Q24, Capex was 10% lower than in 4Q23, mainly due to the postponement of subsea activities and of milestone payments for owned production units. Investments in 1Q24 were mainly concentrated in: (i) the Santos Basin pre-salt (US$ 1.3 billion), with the Búzios and Mero fields standing out; (ii) the Campos Basin pre- and post-salt projects (US$ 0.6 billion), with the Jubarte, Marlim and Raia Manta and Pintada fields standing out; and (iii) exploratory investments (US$ 0.2 billion).

In the Refining, Transportation and Marketing segment, capex totaled US$ 0.36 billion, with emphasis on scheduled refinery stoppages and REPLAN's new HDT. In the Gas and Low Carbon Energy segment, capex totaled US$ 0.10 billion in 1Q24, with the highlight being the Route 3 natural gas processing unit.

8

Table 8 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	Petrobras Actual Investment US$ bn	Petrobras Total Investment US$ bn1	Petrobras Stake	Status
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.33	0.9	38.6%	Project in phase of execution with production system in transit to Brazil. 11 wells drilled and 10 completed.
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2025	100,000	0.62	1.9	100%	Project in phase of execution with production system under construction. 3 wells drilled and 2 completed.[2]
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2025	225,000	0.59	2.1	88.99%	Project in phase of execution with production system under construction. 7 wells drilled and 5 completed.
Búzios 6 P-78 (Owned unit)	2025	180,000	1.51	4.8	88.99%	Project in phase of execution with production system under construction. 5 wells drilled and 3 completed.
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.08	1.3	38.6%	Project in phase of execution with production system under construction. 6 wells drilled and 2 completed.
Búzios 8 P-79 (Owned unit)	2026	180,000	1.25	5.1	88.99%	Project in phase of execution with production system under construction. 8 wells drilled and 2 completed.
Búzios 9 P-80 (Owned unit)	2026	225,000	0.59	5.4	88.99%	Project in phase of execution with production system under construction. 2 wells drilled and 2 completed.
Búzios 10 P-82 (Owned unit)	2027	225,000	0.53	6.1	88.99%	Project in phase of execution with production system under construction 1 well drilled.
Búzios 11 P-83 (Owned unit)	2027	225,000	0.32	5.5	88.99%	Project in phase of execution with production system under construction. 2 wells drilled.
Raia Manta e Raia Pintada BM-C-33 (Non-operated project)	2028	126,000	0.38	2,7 ³	30%	Project in phase of execution.

[1] Total investment with the Strategic Plan 2024-28 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

[2] Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

[3] It is included investment in the FPSO, contracted on a lump sum turnkey modality, which includes engineering, procurement, construction and installation for the unit. The contractor will also provide FPSO operation and maintenance services during the first year from the start of production.

9

Liquidity and capital resources[1]

Table 9 - Liquidity and capital resources

US$ million	1Q24	4Q23	1Q23
Adjusted cash and cash equivalents at the beginning of period	17,902	17,272	12,283
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the beginning of period *	(5,175)	(5,162)	(4,287)
Cash and cash equivalents at the beginning of period	12,727	12,110	7,996
Net cash provided by operating activities	9,386	11,669	10,347
Net cash (used in) provided by investing activities	(3,324)	(3,228)	(1,104)
Acquisition of PP&E and intangible assets	(2,838)	(3,594)	(2,423)
Acquisition of equity interests	(1)	(2)	(8)
Proceeds from disposal of assets - Divestment	569	42	1,855
Financial compensation from co-participation agreements	397	−	391
Divestment (investment) in marketable securities	(1,475)	313	(930)
Dividends received	24	13	11
(=) Net cash provided by operating and investing activities	6,062	8,441	9,243
Net cash used in financing activities	(7,168)	(7,871)	(6,973)
Changes in non-controlling interest	93	103	(75)
Net financings	(1,599)	(1,207)	(1,269)
Proceeds from finance debt	2	910	51
Repayments	(1,601)	(2,117)	(1,320)
Repayment of lease liability	(1,918)	(1,792)	(1,389)
Dividends paid to shareholders of Petrobras	(3,455)	(4,436)	(4,192)
Share repurchase program	(232)	(538)	−
Dividends paid to non-controlling interests	(57)	(1)	(48)
Effect of exchange rate changes on cash and cash equivalents	(74)	47	24
Cash and cash equivalents at the end of period	11,547	12,727	10,290
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period *	6,645	5,175	5,471
Adjusted cash and cash equivalents at the end of period	18,192	17,902	15,761
Reconciliation of Free Cash Flow
Net cash provided by operating activities	9,386	11,669	10,347
Acquisition of PP&E and intangible assets	(2,838)	(3,594)	(2,423)
Acquisition of equity interests	(1)	(2)	(8)
Free cash flow**	6,547	8,073	7,916

As of March 31, 2024, cash and cash equivalents totaled US$ 11.5 billion and adjusted cash and cash equivalents totaled US$ 18.2 billion.

In 1Q24, cash generated from operating activities reached US$ 9.4 billion and positive free cash flow totaled US$ 6.5 billion. This level of cash generation was used to: (a) shareholders remuneration (US$ 3.5 billion), (b) investments (US$ 2.8 billion), (c) lease liabilities amortization (US$ 1.9 billion), and (d) principal and interest due in the period amortization (US$ 1.6 billion).

* Includes government bonds, bank deposit certificates and time deposits of companies classified as held for sale.

** Free cash flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”) approved on 07/28/2023 and corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. For comparative purposes, figures prior to 2Q23 have been adjusted in accordance with the new Policy.

10

Debt indicators

As of 03/31/2024, gross debt reached US$ 61.8 billion, a decrease of 1.2% compared to 12/31/2023.

Average maturity went from 11.38 years on 12/31/2023 to 11.30 years on 03/31/2024 and its average cost varied from 6.4% p.a. to 6.5% p.a. over the same period.

The gross debt/adjusted EBITDA ratio reached 1.22x on 03/31/2024 compared to 1.19x on 12/31/2023.

On 03/31/2024, net debt reached US$43.6 billion, a decrease of 2.4% compared to 12/31/2023.

Table 10 – Debt indicators

US$ million	03.31.2024	12.31.2023	Δ %	03.31.2023
Financial Debt	27,738	28,801	(3.7)	29,836
Capital Markets	16,719	17,514	(4.5)	17,011
Banking Market	8,502	8,565	(0.7)	9,741
Development banks	664	698	(4.9)	720
Export Credit Agencies	1,705	1,870	(8.8)	2,201
Others	148	154	(3.9)	163
Finance leases	34,100	33,799	0.9	23,513
Gross debt	61,838	62,600	(1.2)	53,349
Adjusted cash and cash equivalents	18,192	17,902	1.6	15,761
Net debt	43,646	44,698	(2.4)	37,588
Net Debt/(Net Debt + Market Cap) - Leverage	31%	30%	3.3	37%
Average interest rate (% p.a.)	6.5	6.4	1.6	6.5
Weighted average maturity of outstanding debt (years)	11.30	11.38	(0.7)	12.02
Net debt/LTM Adjusted EBITDA ratio	0.86	0.85	1.2	0.58
Gross debt/LTM Adjusted EBITDA ratio	1.22	1.19	2.4	0.82

11

Results by segment

Exploration and Production

Table 11 – E&P results

				Variation (%)
US$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Sales revenues	16,077	18,506	15,730	(13.1)	2.2
Gross profit	9,463	10,909	9,351	(13.3)	1.2
Operating expenses	(630)	(3,778)	(123)	(83.3)	412.2
Operating income	8,833	7,131	9,228	23.9	(4.3)
Net income (loss) attributable to the shareholders of Petrobras	5,846	4,734	6,108	23.5	(4.3)
Adjusted EBITDA of the segment	11,182	11,575	10,895	(3.4)	2.6
EBITDA margin of the segment (%)*	70	63	69	7.0	0.3
ROCE (Return on Capital Employed) (%)*	14.3	14.5	18.5	(0.2)	(4.2)
Average Brent crude (US$/bbl)	83.24	84.05	81.27	(1.0)	2.4
Production taxes Brazil	2,981	3,255	2,784	(8.4)	7.1
Royalties	1,871	1,942	1,610	(3.7)	16.2
Special participation	1,101	1,304	1,162	(15.6)	(5.2)
Retention of areas	9	9	12	−	(25.0)
Lifting cost Brazil (US$/boe)	6.04	5.52	5.51	9.4	9.7
Pre-salt	3.99	3.78	3.71	5.5	7.5
Deep and ultra-deep post-salt	15.18	12.12	11.45	25.2	32.6
Onshore and shallow waters	16.35	16.15	14.70	1.3	11.2
Lifting cost + Leases	8.42	7.79	7.27	8.0	15.8
Pre-salt	6.28	6.13	5.61	2.4	11.9
Deep and ultra-deep post-salt	18.47	14.37	12.94	28.5	42.7
Onshore and shallow waters	16.35	16.15	14.70	1.3	11.2
Lifting cost + Production taxes	20.05	19.78	19.19	1.3	4.5
Lifting cost + Production taxes + Leases	22.43	22.05	20.95	1.7	7.0
(*) EBITDA margin and ROCE variations in percentage points.

In 1Q24, E&P gross profit was US$ 9.5 billion, a 13% reduction compared to 4Q23, when the result was US$ 10.9 billion. This reduction was mainly due to lower production in the period and lower Brent prices, partially offset by lower government take.

Operating profit in 1Q24 was US$ 8.8 billion, 24% higher than in 4Q23. This increase is due to higher impairment losses and abandonment provisions, both recorded in the previous quarter.

Regarding government take, there was a reduction in the quarterly comparison (1Q24 vs. 4Q23), explained by the drop in production and the lower price of Brent.

The lifting cost for 1Q24, excluding government take and leasing, was US$ 6.04/boe, representing an increase of 9% compared to the last quarter (US$ 5.52/boe). This increase was mainly influenced by production losses in this period, generated by production stoppages and planned maintenance in the Campos Basin and Santos Basin, as well as the natural decline of mature fields. In addition, there was an increase in costs due to the intensification of subsea inspection and maintenance activities in the Campos Basin and Santos Basin.

In the pre-salt, there was a 6% increase in lifting costs, due to the higher volume of production stoppages and planned maintenance in the period, mainly in the Tupi, Sépia and Sapinhoá fields in the Santos Basin, associated with higher spending on subsea inspections in the Santos Basin.

In the post-salt, there was a 25% increase in lifting costs, due to production stoppages and planned maintenance in the period, mainly in the Marlim Sul, Roncador and Barracuda/Caratinga fields in the Campos Basin, associated with higher spending on subsea inspections in the Campos Basin.

In onshore and shallow water assets, there was a 1% increase in lifting costs, mainly due to the effect of production, due to the higher volume of downtime losses. This effect was mitigated by the reduction in maintenance costs in the quarter.

12

Refining, Transportation and Marketing

Table 12 – RTM results

				Variation (%) (*)
US$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Sales revenues	22,190	25,278	24,842	(12.2)	(10.7)
Gross profit (loss)	2,207	2,175	2,974	1.5	(25.8)
Operating expenses	(836)	(966)	(1,178)	(13.5)	(29.0)
Operating Income	1,371	1,209	1,796	13.4	(23.7)
Net income (loss) attributable to the shareholders of Petrobras	775	711	1,199	9.0	(35.4)
Adjusted EBITDA of the segment	1,994	1,963	2,381	1.6	(16.3)
EBITDA margin of the segment (%)	9	8	10	1	(1)
ROCE (Return on Capital Employed) (%)	5.1	5.6	11.7	(0.5)	(6.6)
Refining cost (US$ / barrel) - Brazil	2.63	2.75	2.12	(4.4)	24.1
Domestic basic oil by-products price (US$/bbl)	96.13	104.30	109.53	(7.8)	(12.2)
(*) EBITDA margin and ROCE variations in percentage points.

In 1Q24, the gross profit was higher than in 4Q23, mainly due to the effect of inventory turnover: in 1Q24 there was a positive variation in Brent, while in 4Q23 there was a negative variation in Brent. The estimated effect in 1Q24 was a positive US$ 435 million compared to a negative US$ 216 million in 4Q23. Excluding this effect, gross profit would have been US$ 1.8 billion in 1Q24 against US$ 2.4 billion in 4Q23.

There was a lower volume of sales of oil products on the domestic market, mainly diesel, due to the seasonality of consumption and the increase in biodiesel content, and gasoline, due to the seasonality of consumption and the higher competitiveness of ethanol between quarters. There was also a higher volume of oil exports as a result of less processing.

In 1Q24, operating profit was higher than in 4Q23, reflecting higher gross profit and lower operating expenses, mainly impairment in 4Q23.

In 1Q24, the unit cost of refining was 4.4% lower than in 4Q23 due to lower absolute costs, and the highlights were the reductions in materials and services related to maintenance and upkeep, and lower personnel expenses in 1Q24. Throughput was lower in 1Q24 compared to 4Q23, in a period of lower seasonal demand and scheduled maintenance stoppages.

13

Gas and Low Carbon Energies

Table 13 – G&LCE results

				Variation (%) (*)
US$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Sales revenues	2,422	2,859	2,854	(15.3)	(15.1)
Gross profit	1,245	1,433	1,387	(13.1)	(10.2)
Operating expenses	(889)	(934)	(779)	(4.8)	14.1
Operating income	356	499	608	(28.7)	(41.4)
Net income (loss) attributable to the shareholders of Petrobras	242	308	388	(21.4)	(37.6)
Adjusted EBITDA of the segment	490	715	739	(31.5)	(33.7)
EBITDA margin of the segment (%)	20	25	26	(5)	(6)
ROCE (Return on Capital Employed) (%)	9.0	10.4	10.7	(1.4)	(1.7)
Natural gas sales price - Brazil (US$/bbl)	67.88	62.60	73.27	8.4	(7.4)
Natural gas sales price - Brazil (US$/MMBtu)	11.45	10.56	12.35	8.4	(7.3)
Fixed revenues from power auctions (**)	64.13	89.00	81.68	(27.9)	(21.5)
Average price of electricity (US$/MWh)	62.97	67.01	11.66	(6.0)	439.9
(*) EBITDA margin and ROCE variations in percentage points.
(**) The fixed revenue from auctions takes into account the remuneration for thermal availability and inflexible electricity committed in auctions.

Gross profit in 1Q24 was 13% lower than in 4Q23, mainly due to inter-segment revenues with annual commitments in December 2023, as well as lower natural gas sales volumes and the ending of energy contracts during 1Q24.

Operating profit in 1Q24 was 29% lower than in 4Q23, impacted mainly by lower gross profit, which was partially offset by lower operating expenses with impairment.

14

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution 156 of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 14 - Reconciliation of Adjusted EBITDA

				Variation (%) (*)
US$ million	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Net income	4,805	6,282	7,370	(23.5)	(34.8)
Net finance income (expense)	1,939	(295)	622	−	211.7
Income taxes	2,147	1,966	3,596	9.2	(40.3)
Depreciation, depletion and amortization	3,362	3,632	2,924	(7.4)	15.0
EBITDA	12,253	11,585	14,512	5.8	(15.6)
Results of equity-accounted investments	93	69	(35)	34.8	−
Impairment of assets (reversals), net	(9)	2,198	3	−	−
Results on disposal/write-offs of assets	(162)	(145)	(496)	11.7	(67.3)
Results from co-participation agreements in bid areas	(48)	(237)	(28)	(79.7)	71.4
Adjusted EBITDA	12,127	13,470	13,956	(10.0)	(13.1)
Adjusted EBITDA margin (%)	51	50	52	1.0	(1.0)
(*) EBITDA Margin variations in percentage points.

15

Financial statements

Table 15 - Income statement - Consolidated

US$ million	1Q24	4Q23	1Q23
Sales revenues	23,768	27,107	26,771
Cost of sales	(11,511)	(12,453)	(12,658)
Gross profit	12,257	14,654	14,113
Selling expenses	(1,333)	(1,329)	(1,221)
General and administrative expenses	(447)	(454)	(357)
Exploration costs	(135)	(154)	(157)
Research and development expenses	(183)	(214)	(154)
Other taxes	(140)	(247)	(200)
Impairment (losses) reversals, net	9	(2,198)	(3)
Other income and expenses, net	(1,044)	(2,036)	(468)
	(3,273)	(6,632)	(2,560)
Operating income	8,984	8,022	11,553
Finance income	552	588	465
Finance expenses	(1,072)	(1,047)	(844)
Foreign exchange gains (losses) and inflation indexation charges	(1,419)	754	(243)
Net finance income (expense)	(1,939)	295	(622)
Results of equity-accounted investments	(93)	(69)	35
Income before income taxes	6,952	8,248	10,966
Income taxes	(2,147)	(1,966)	(3,596)
Net Income	4,805	6,282	7,370
Net income attributable to:
Shareholders of Petrobras	4,782	6,259	7,341
Non-controlling interests	23	23	29

16

Table 16 - Statement of financial position – Consolidated

ASSETS - US$ million	03.31.2024	12.31.2023
Current assets	33,219	32,445
Cash and cash equivalents	11,547	12,727
Marketable securities	4,818	2,819
Trade and other receivables	5,041	6,135
Inventories	8,176	7,681
Recoverable taxes	1,541	1,178
Assets classified as held for sale	335	335
Other current assets	1,761	1,570
Non-current assets	180,404	184,622
Long-term receivables	25,992	26,798
Trade and other receivables	1,462	1,847
Marketable securities	1,880	2,409
Judicial deposits	14,821	14,746
Deferred income taxes	1,167	965
Other recoverable taxes	4,417	4,516
Other non-current assets	2,245	2,315
Investments	1,235	1,358
Property, plant and equipment	150,211	153,424
Intangible assets	2,966	3,042
Total assets	213,623	217,067

LIABILITIES - US$ million	03.31.2024	12.31.2023
Current liabilities	30,799	33,860
Trade payables	5,164	4,813
Finance debt	4,914	4,322
Lease liability	7,455	7,200
Taxes payable	4,961	5,466
Dividends payable	20	3,539
Provision for decommissioning costs	2,054	2,032
Employee benefits	2,796	2,932
Liabilities related to assets classified as held for sale	523	541
Other current liabilities	2,912	3,015
Non-current liabilities	100,775	104,232
Finance debt	22,824	24,479
Lease liability	26,645	26,599
Income taxes payable	279	299
Deferred income taxes	10,040	10,910
Employee benefits	15,310	15,579
Provision for legal proceedings	3,369	3,305
Provision for decommissioning costs	20,378	21,171
Other non-current liabilities	1,930	1,890
Shareholders' equity	82,049	78,975
Attributable to the shareholders of Petrobras	81,590	78,583
Share capital (net of share issuance costs)	107,101	107,101
Capital reserve and capital transactions	178	410
Profit reserves	77,423	72,641
Accumulated other comprehensive deficit	(103,112)	(101,569)
Attributable to non-controlling interests	459	392
Total liabilities and shareholders´ equity	213,623	217,067

17

Table 17 - Statement of cash flow – Consolidated

US$ million	1Q24	4Q23	1Q23
Cash flows from operating activities
Net income for the period	4,805	6,282	7,370
Adjustments for:
Pension and medical benefits	433	389	370
Results of equity-accounted investments	93	69	(35)
Depreciation, depletion and amortization	3,362	3,632	2,924
Impairment of assets	(9)	2,198	3
Inventory write down (write-back) to net realizable value	(44)	(3)	(8)
Allowance (reversals) for credit loss on trade and other receivables, net	30	(9)	24
Exploratory expenditure write-offs	50	11	32
Gain on disposal/write-offs of assets	(162)	(145)	(496)
Foreign exchange, indexation and finance charges	1,935	(316)	656
Income taxes	2,147	1,966	3,596
Revision and unwinding of discount on the provision for decommissioning costs	280	1,390	212
Results from co-participation agreements in bid areas	(48)	(237)	(28)
Early termination and cash outflows revision of lease agreements	(69)	(54)	(167)
Losses with legal, administrative and arbitration proceedings, net	281	125	254
Decrease (Increase) in assets
Trade and other receivables	604	(499)	412
Inventories	(627)	432	989
Judicial deposits	(288)	(623)	(403)
Other assets	34	155	111
Increase (Decrease) in liabilities
Trade payables	407	63	(478)
Other taxes payable	(520)	(10)	(217)
Pension and medical benefits	(203)	(244)	(178)
Provisions for legal proceedings	(78)	(225)	(85)
Other employee benefits	(59)	193	35
Provision for decommissioning costs	(263)	(305)	(165)
Other liabilities	(82)	(198)	(101)
Income taxes paid	(2,623)	(2,368)	(4,280)
Net cash provided by operating activities	9,386	11,669	10,347
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(2,838)	(3,594)	(2,423)
Acquisition of equity interests	(1)	(2)	(8)
Proceeds from disposal of assets - Divestment	569	42	1,855
Financial compensation from co-participation agreements	397	−	391
Divestment (investment) in marketable securities	(1,475)	313	(930)
Dividends received	24	13	11
Net cash (used in) provided by investing activities	(3,324)	(3,228)	(1,104)
Cash flows from financing activities
Changes in non-controlling interest	93	103	(75)
Financing and loans, net:
Proceeds from finance debt	2	910	51
Repayment of principal - finance debt	(1,007)	(1,711)	(750)
Repayment of interest - finance debt	(594)	(406)	(570)
Repayment of lease liability	(1,918)	(1,792)	(1,389)
Dividends paid to Shareholders of Petrobras	(3,455)	(4,436)	(4,192)
Share repurchase program	(232)	(538)	−
Dividends paid to non-controlling interests	(57)	(1)	(48)
Net cash used in financing activities	(7,168)	(7,871)	(6,973)
Effect of exchange rate changes on cash and cash equivalents	(74)	47	24

18

Net change in cash and cash equivalents	(1,180)	617	2,294
Cash and cash equivalents at the beginning of the period	12,727	12,110	7,996
Cash and cash equivalents at the end of the period	11,547	12,727	10,290

19

Financial information by business areas

Table 18 - Consolidated income by segment – 1Q24

US$ million	E&P	RTM	Gas and Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Sales revenues	16,077	22,190	2,422	78	(16,999)	23,768
Intersegments	15,974	303	720	2	(16,999)	−
Third parties	103	21,887	1,702	76	−	23,768
Cost of sales	(6,614)	(19,983)	(1,177)	(74)	16,337	(11,511)
Gross profit	9,463	2,207	1,245	4	(662)	12,257
Expenses	(630)	(836)	(889)	(918)	−	(3,273)
Selling expenses	(1)	(551)	(768)	(13)	−	(1,333)
General and administrative expenses	(20)	(84)	(28)	(315)	−	(447)
Exploration costs	(135)	−	−	−	−	(135)
Research and development expenses	(139)	(2)	−	(42)	−	(183)
Other taxes	(20)	(7)	(5)	(108)	−	(140)
Impairment (losses) reversals, net	(4)	−	−	13	−	9
Other income and expenses, net	(311)	(192)	(88)	(453)	−	(1,044)
Operating income (loss)	8,833	1,371	356	(914)	(662)	8,984
Net finance income (expense)	−	−	−	(1,939)	−	(1,939)
Results of equity-accounted investments	17	(130)	21	(1)	−	(93)
Income (loss) before income taxes	8,850	1,241	377	(2,854)	(662)	6,952
Income taxes	(3,005)	(466)	(120)	1,218	226	(2,147)
Net income (loss)	5,845	775	257	(1,636)	(436)	4,805
Net income (loss) attributable to:
Shareholders of Petrobras	5,846	775	242	(1,645)	(436)	4,782
Non-controlling interests	(1)	−	15	9	−	23

20

Table 19 - Consolidated income by segment – 1Q23

US$ million	E&P	RTM	Gas and Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Sales revenues	15,730	24,842	2,854	76	(16,731)	26,771
Intersegments	15,450	474	805	2	(16,731)	−
Third parties	280	24,368	2,049	74	−	26,771
Cost of sales	(6,379)	(21,868)	(1,467)	(77)	17,133	(12,658)
Gross profit	9,351	2,974	1,387	(1)	402	14,113
Expenses	(123)	(1,178)	(779)	(475)	(5)	(2,560)
Selling expenses	(7)	(533)	(652)	(24)	(5)	(1,221)
General and administrative expenses	(16)	(78)	(15)	(248)	−	(357)
Exploration costs	(157)	−	−	−	−	(157)
Research and development expenses	(124)	(2)	(1)	(27)	−	(154)
Other taxes	(18)	(106)	(9)	(67)	−	(200)
Impairment (losses) reversals, net	13	(16)	−	−	−	(3)
Other income and expenses, net	186	(443)	(102)	(109)	−	(468)
Operating income (loss)	9,228	1,796	608	(476)	397	11,553
Net finance income (expense)	−	−	−	(622)	−	(622)
Results of equity-accounted investments	17	14	4	−	−	35
Income (loss) before income taxes	9,245	1,810	612	(1,098)	397	10,966
Income taxes	(3,138)	(611)	(206)	494	(135)	(3,596)
Net income (loss)	6,107	1,199	406	(604)	262	7,370
Net income (loss) attributable to:
Shareholders of Petrobras	6,108	1,199	388	(616)	262	7,341
Non-controlling interests	(1)	−	18	12	−	29

Table 20 - Quarterly consolidated income by segment – 4Q23

US$ million	E&P	RTM	Gas and Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Sales revenues	18,506	25,278	2,859	112	(19,648)	27,107
Intersegments	18,381	339	924	4	(19,648)	−
Third parties	125	24,939	1,935	108	−	27,107
Cost of sales	(7,597)	(23,103)	(1,426)	(115)	19,788	(12,453)
Gross profit	10,909	2,175	1,433	(3)	140	14,654
Expenses	(3,778)	(966)	(934)	(954)	−	(6,632)
Selling expenses	(1)	(577)	(739)	(12)	−	(1,329)
General and administrative expenses	(34)	(85)	(28)	(307)	−	(454)
Exploration costs	(154)	−	−	−	−	(154)
Research and development expenses	(168)	−	(1)	(45)	−	(214)
Other taxes	(84)	(15)	(20)	(128)	−	(247)
Impairment (losses) reversals, net	(2,009)	(108)	(81)	−	−	(2,198)
Other income and expenses, net	(1,328)	(181)	(65)	(462)	−	(2,036)
Operating income (loss)	7,131	1,209	499	(957)	140	8,022
Net finance income (expense)	−	−	−	295	−	295
Results of equity-accounted investments	26	(87)	(7)	(1)	−	(69)
Income (loss) before income taxes	7,157	1,122	492	(663)	140	8,248
Income taxes	(2,425)	(411)	(170)	1,088	(48)	(1,966)
Net income (loss)	4,732	711	322	425	92	6,282
Net income (loss) attributable to:
Shareholders of Petrobras	4,734	711	308	414	92	6,259
Non-controlling interests	(2)	−	14	11	−	23

21

Table 21 - Other income and expenses by segment – 1Q24

US$ million	E&P	RTM	Gas and Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(607)	(26)	(15)	(4)	−	(652)
Pension and medical benefits - retirees	−	−	−	(309)	−	(309)
Losses with legal, administrative and arbitration proceedings	(84)	(96)	(4)	(97)	−	(281)
Profit sharing	(71)	(48)	(9)	(48)	−	(176)
Variable compensation programs	(33)	(20)	(4)	(22)	−	(79)
Operating expenses with thermoelectric power plants	−	−	(66)	−	−	(66)
Institutional relations and cultural projects	−	(1)	−	(26)	−	(27)
Expenses with contractual fines received	(6)	−	(11)	−	−	(17)
Gains with Commodities Derivatives	−	5	−	−	−	5
Amounts recovered from Lava Jato investigation	−	−	−	5	−	5
Ship/take or pay agreements and fines imposed to suppliers	1	13	32	1	−	47
Results from co-participation agreements in bid areas	48	−	−	−	−	48
Fines imposed on suppliers	49	3	1	3	−	56
Early termination and changes to cash flow estimates of leases	67	2	(1)	1	−	69
Government grants	1	−	1	76	−	78
Reimbursements from E&P partnership operations	156	−	−	−	−	156
Results on disposal/write-offs of assets	137	25	19	(19)	−	162
Others	31	(49)	(31)	(14)	−	(63)
	(311)	(192)	(88)	(453)	−	(1,044)

Table 22 - Other income and expenses by segment – 1Q23

US$ million	E&P	RTM	Gas and Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(477)	(5)	(10)	(7)	−	(499)
Pension and medical benefits - retirees	−	−	−	(281)	−	(281)
Gains (losses) with legal, administrative and arbitration proceedings	(58)	(212)	7	9	−	(254)
Profit sharing	(14)	(9)	(2)	(10)	−	(35)
Variable compensation programs	(55)	(31)	(7)	(47)	−	(140)
Operating expenses with thermoelectric power plants	−	−	(41)	−	−	(41)
Institutional relations and cultural projects	−	(1)	−	(21)	−	(22)
Expenses with contractual fines received	(2)	2	(62)	−	−	(62)
Gains (losses) with Commodities Derivatives	−	85	(7)	1	−	79
Amounts recovered from Lava Jato investigation	−	−	−	89	−	89
Ship/take or pay agreements and fines imposed to suppliers	1	11	21	−	−	33
Results from co-participation agreements in bid areas	28	−	−	−	−	28
Fines imposed on suppliers	37	4	−	2	−	43
Early termination and changes to cash flow estimates of leases	84	81	1	1	−	167
Government grants	1	−	−	103	−	104
Reimbursements from E&P partnership operations	161	−	−	−	−	161
Results on disposal/write-offs of assets	507	(11)	(7)	7	−	496
Others (*)	(27)	(357)	5	45	−	(334)
	186	(443)	(102)	(109)	−	(468)
(*) It includes, in the first quarter of 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of US$ 317.

22

Table 23 - Other income and expenses by segment – 4Q23

US$ million	E&P	RTM	Gas and Low Carbon Energies (G&LCE)	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(518)	(6)	(15)	(5)	−	(544)
Pension and medical benefits - retirees	−	−	−	(295)	−	(295)
Losses with legal, administrative and arbitration proceedings	(41)	(63)	(8)	(13)	−	(125)
Profit sharing	(221)	(103)	(27)	(136)	−	(487)
Variable compensation programs	34	(1)	5	17	−	55
Operating expenses with thermoelectric power plants	−	−	(55)	−	−	(55)
Institutional relations and cultural projects	−	(1)	−	(66)	−	(67)
Expenses with contractual fines received	(4)	(2)	(35)	−	−	(41)
Gains with Commodities Derivatives	−	31	−	−	−	31
Amounts recovered from Lava Jato investigation	10	−	−	−	−	10
Ship/take or pay agreements and fines imposed to suppliers	1	10	88	1	−	100
Results from co-participation agreements in bid areas	237	−	−	−	−	237
Fines imposed on suppliers	44	7	3	7	−	61
Early termination and changes to cash flow estimates of leases	46	7	1	−	−	54
Government grants	1	−	−	57	−	58
Reimbursements from E&P partnership operations	141	−	−	−	−	141
Results on disposal/write-offs of assets	167	(24)	4	(2)	−	145
Others	(1,225)	(36)	(26)	(27)	−	(1,314)
	(1,328)	(181)	(65)	(462)	−	(2,036)

23

Table 24 - Consolidated assets by segment – 03.31.2024

US$ million	E&P	RTM	Gas and Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	135,702	34,706	7,204	41,622	(5,611)	213,623

Current assets	2,450	11,742	433	24,205	(5,611)	33,219
Non-current assets	133,252	22,964	6,771	17,417	−	180,404
Long-term receivables	9,088	2,090	81	14,733	−	25,992
Investments	339	687	153	56	−	1,235
Property, plant and equipment	121,455	20,052	6,461	2,243	−	150,211
Operating assets	104,258	17,212	3,927	1,706	−	127,103
Assets under construction	17,197	2,840	2,534	537	−	23,108
Intangible assets	2,370	135	76	385	−	2,966

Table 25 - Consolidated assets by segment – 12.31.2023

US$ million	E&P	RTM	Gas and Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	138,868	34,802	6,776	41,899	(5,278)	217,067

Current assets	2,804	11,002	370	23,547	(5,278)	32,445
Non-current assets	136,064	23,800	6,406	18,352	−	184,622
Long-term receivables	9,028	2,068	83	15,619	−	26,798
Investments	344	811	145	58	−	1,358
Property, plant and equipment	124,254	20,786	6,101	2,283	−	153,424
Operating assets	108,405	18,128	3,605	1,770	−	131,908
Assets under construction	15,849	2,658	2,496	513	−	21,516
Intangible assets	2,438	135	77	392	−	3,042

24

Table 26 - Reconciliation of Adjusted EBITDA by segment – 1T24

US$ million	E&P	RTM	Gas and Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	5,845	775	257	(1,636)	(436)	4,805
Net finance income (expense)	−	−	−	1,939	−	1,939
Income taxes	3,005	466	120	(1,218)	(226)	2,147
Depreciation, depletion and amortization	2,530	648	153	31	−	3,362
EBITDA	11,380	1,889	530	(884)	(662)	12,253
Results of equity-accounted investments	(17)	130	(21)	1	−	93
Impairment of assets (reversals), net	4	−	−	(13)	−	(9)
Results on disposal/write-offs of assets	(137)	(25)	(19)	19	−	(162)
Results from co-participation agreements in bid areas	(48)	−	−	−	−	(48)
Adjusted EBITDA	11,182	1,994	490	(877)	(662)	12,127

Table 27 - Reconciliation of Adjusted EBITDA by segment – 1T23

US$ million	E&P	RTM	Gas and Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	6,107	1,199	406	(604)	262	7,370
Net finance income (expense)	−	−	−	622	−	622
Income taxes	3,138	611	206	(494)	135	3,596
Depreciation, depletion and amortization	2,215	558	124	27	−	2,924
EBITDA	11,460	2,368	736	(449)	397	14,512
Results of equity-accounted investments	(17)	(14)	(4)	−	−	(35)
Impairment of assets (reversals), net	(13)	16	−	−	−	3
Results on disposal/write-offs of assets	(507)	11	7	(7)	−	(496)
Results from co-participation agreements in bid areas	(28)	−	−	−	−	(28)
Adjusted EBITDA	10,895	2,381	739	(456)	397	13,956

Table 28 - Reconciliation of Adjusted EBITDA by segment – 4Q23

US$ million	E&P	RTM	Gas and Low Carbon Energies (G&LCE)	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	4,732	711	322	425	92	6,282
Net finance income (expense)	−	−	−	(295)	−	(295)
Income taxes	2,425	411	170	(1,088)	48	1,966
Depreciation, depletion and amortization	2,839	622	139	32	−	3,632
EBITDA	9,996	1,744	631	(926)	140	11,585
Results of equity-accounted investments	(26)	87	7	1	−	69
Impairment of assets (reversals), net	2,009	108	81	−	−	2,198
Results on disposal/write-offs of assets	(167)	24	(4)	2	−	(145)
Results from co-participation agreements in bid areas	(237)	−	−	−	−	(237)
Adjusted EBITDA	11,575	1,963	715	(923)	140	13,470

25

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents and investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA - Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

CAPEX – Capital Expenditure – investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow – Corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - An indicator that represents the lifting cost per barrel of oil equivalent, considering the ratio between production and costs. It includes expenses for the execution and maintenance of production. Costs related to the leasing of third-party platforms, production taxes, and depreciation, depletion, and amortization are not considered in this indicator.

Lifting Cost + Leases - An indicator that includes costs related to the leasing of third-party platforms in the calculation of Lifting Cost. Costs related to production taxes and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes - An indicator that includes costs related to production taxes in the calculation of Lifting Cost. Costs related to the leasing of third-party platforms and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes + Leases - An indicator that includes costs related to the leasing of third-party platforms and production taxes in the calculation of Lifting Cost. Costs related to depreciation, depletion, and amortization are not considered.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow), presented in the consolidated cash flow statement.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer